ENTEGRA FINANCIAL CORP.

14 One Center Court

Franklin, North Carolina 28734

May 30, 2017

Via Email and EDGAR

U.S. Securities and Exchange Commission

Attn:   Jessica Livingston, Staff Attorney

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Entegra Financial Corp.
Registration Statement on Form S-3 (Registration No. 333-218142)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Entegra Financial Corp., a North Carolina corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-3 be declared effective at 4:30 p.m. Eastern Time on June 1, 2017, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

●       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●       the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Roger D. Plemens
Roger D. Plemens
President and Chief Executive Officer
(Duly Authorized Representative)